Mail Stop 3010

September 15, 2009

Scott A. Musil
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

        Re: **First Industrial, L.P.**
                    Form 10-K for Fiscal Year Ended
                    December 31, 2008
                    Filed March 2, 2009
                    File No. 333-21873

Dear Mr. Musil:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief